Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the following Registration Statements: Form S-8 (No. 333-264089), Form F-3 (No. 333-274882), Form F-3 (No. 333-267893), and Form F-3 (No. 333-284423) of Vision Marine Technologies Inc. (the “Company”) of our report dated November 28, 2025 with respect to the consolidated financial statements of the Company as of and for the years ended August 31, 2025 and 2024, included in this report on Form 6-K.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

The Woodlands, Texas

November 28, 2025